Exhibit 22.1

Comdisco Holding Company, Inc.
Subsidiaries of the Registrant as of December 1, 2011

Subsidiary State or Sovereign Power of Incorporation

Subsidiaries included in the Registrant’s consolidated financial statements:

Comdisco Canada Ltd	Ontario
Equiplease Limited (in Members Voluntary Liquidation)	United Kingdom
Comdisco, Inc.	Delaware
Comdisco Ventures Fund A, LLC	Delaware
Comdisco de Mexico, S.A. de C.V	Mexico